Exhibit 1.01
L3Harris Technologies, Inc.
Conflict Minerals Report
For the Reporting Period from January 1, 2021 to December 31, 2021

This Conflict Minerals Report (“CMR”) was prepared by L3Harris Technologies, Inc. (“L3Harris” or “we,” “us,” or “ our”) pursuant to Rule 13p-1 (the “Rule”) under the Securities Exchange Act of 1934, as amended, for the reporting period from January 1, 2021 to December 31, 2021 (the “2021 Reporting Period”) was filed pursuant to Item 1.01(c) of Form SD – Specialized Disclosure Report (“Form SD”). As used in this CMR, the term “conflict minerals” is defined in the Rule and refers to gold and columbite-tantalite (coltan), cassiterite, wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten (“3TG” or “conflict minerals”).
Company Overview
L3Harris Technologies, Inc. together with its subsidiaries, is an agile global aerospace and defense technology innovator, delivering end-to-end solutions that meet customers’ mission-critical needs. We provide advanced defense and commercial technologies across air, land, sea, space and cyber domains. We support government and commercial customers in more than 100 countries, with our largest customers being various departments and agencies of the U.S. Government and their prime contractors. We reported the financial results of our operations in the following four segments (also referred to as our business segments) as of the end of the 2021 Reporting Period:

•Integrated Mission Systems, including multi-mission intelligence, surveillance and reconnaissance and communication systems; integrated electrical and electronic systems for maritime platforms; and advanced electro-optical and infrared solutions;
•Space and Airborne Systems, including space payloads, sensors and full-mission solutions; classified intelligence and cyber defense; avionics; and electronic warfare;
•Communication Systems, including tactical communications; broadband communications; integrated vision solutions; public safety radios; and global communications solutions; and
•Aviation Systems, including defense aviation; commercial aviation products; commercial pilot training; and mission networks for air traffic management.
Covered Products
We conducted an analysis and found that 3TG were necessary to the functionality or production of many of the products manufactured by L3Harris, or contracted by L3Harris to be manufactured, to support our government and commercial customers’ mission-critical needs. 3TG is not included in the services we provide to our customers.

Reasonable Country of Origin Inquiry (“RCOI”)
The elements of our RCOI were: (i) identification of relevant suppliers, (ii) data collection; and (iii)
assessment of data to determine whether further due diligence was required.
In 2021, L3Harris conducted business directly with more than 7,500 suppliers in our supply chain. As a downstream purchaser, we rely on our direct suppliers to provide information with respect to the origin of conflict minerals contained in our products, including sources of conflict minerals that are supplied to our direct suppliers by their upstream suppliers. Because of the complexity and size of our supply chain, we developed a risk-based approach that focused on a subset of our major direct suppliers.
We collected information from the Suppliers using the Conflict Minerals Reporting Template (“CMRT”) developed by the Responsible Minerals Initiative (“RMI”) to ascertain a direct supplier’s conflict minerals program, due diligence process and information about its supply chain, including the names and locations of smelters and refiners and the origin of 3TG used by those facilities. Due to the large number of surveyed suppliers, we used a web-based survey tool to expedite supplier input and manage their responses. Based on the RCOI, we do not have sufficient information from our Total Direct Spend (as defined below) to determine the source of the necessary 3TG contained in our products. Accordingly, we conducted due diligence on the source and chain of custody of 3TG in our products.
Due Diligence
For the necessary conflict minerals in the products, materials and supplies provided to us by the suppliers who submitted completed survey forms as part of our RCOI for the 2021 Reporting Period and responded that any conflict minerals in the products, materials and supplies provided to L3Harris by the applicable suppliers were believed to have originated from the Democratic Republic of the Congo or an “adjoining country” (as defined in paragraph (d) of Item 1.01 of Form SD) (collectively, the “covered countries”), we exercised due diligence on the source and chain of custody of such necessary conflict minerals pursuant to Item 1.01(c) of Form SD.
The following description of our due diligence design and measures performed shows how the design of our due diligence measures is in conformity with, in all material respects, the criteria set forth in the internationally recognized due diligence framework used by us, and secondly, how the due diligence measures performed, as described herein, are consistent with the due diligence process that we undertook.

Design of our Due Diligence Process
Our conflict minerals due diligence process was designed to conform with the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (the “OECD Guidance”), including its five-step framework for risk-based due diligence in the mineral supply chain. The criteria in the OECD Guidance and its five-step framework were incorporated into the design of our conflict minerals due diligence process. Consistent with the guidelines recommended by the OECD, a cross-functional team, including representatives from the areas of supply chain, legal, operations, finance, audit, contracts, environmental health and safety, and executive management, designed our conflict minerals due diligence process. The measures in our conflict minerals due diligence process were designed to:
1.Establish management systems for conflict minerals supply chain due diligence and reporting;
2.Identify and assess conflict minerals sourcing risk in our supply chain;
3.Implement strategies to respond to conflict minerals risks identified;
4.Utilize independent third-party audits of the due diligence practices of conflict minerals smelters and refiners; and
5.Report annually on our conflict minerals supply chain due diligence activities.

Due Diligence Measures Performed
Our due diligence measures included the following activities:
Step 1: Establish management systems for conflict minerals supply chain due diligence and reporting
L3Harris has established management systems for conflict minerals supply chain due diligence and reporting. As part of those systems, L3Harris maintains a Supplier Code of Conduct along with an internal management structure to support supply chain due diligence, including a conflict minerals executive steering committee comprised of corporate executives with responsibility for implementing our conflict minerals compliance strategy and a cross-functional working team to ensure consistent processes are established and followed throughout the company. For the 2021 Reporting Period, L3Harris followed communication processes designed to provide relevant information to our suppliers and to the public. We continued to seek to establish controls designed to improve transparency in the conflict minerals supply chain, including the identification of upstream suppliers in our multi-tiered supply chain. In addition, we continued to seek to strengthen our engagement with our “non-service” suppliers and improve their capability to support our conflict minerals supply chain due diligence efforts by providing information regarding conflict minerals and related regulatory requirements and conveying our expectations regarding responsible sourcing of conflict minerals from conflict-affected and high-risk areas, providing guidance on how to use the CMRT developed by the Electronic Industry Citizens Coalition (“EICC”) and the Global e-Sustainability Initiative (“GeSI”) in data collection and reporting, and making available the RMI Conformant Smelters and Refiners list.
We also continued to maintain a grievance mechanism through which interested parties may contact us (via our external web site or directly via www.L3HarrisHelpline.com) to express concerns regarding the circumstances of mineral extraction, trade, handling and export in conflict-affected and high-risk areas.

Step 2: Identify and assess conflict minerals sourcing risk in our supply chain
In the second step in our due diligence process, we identified and assessed conflict minerals sourcing risk in our supply chain. As noted above, L3Harris used a survey approach targeting a subset of our major direct suppliers for our overall company operations, due to the vast number of suppliers in our supply chain. As a downstream purchaser, we rely on our direct suppliers to provide information with respect to the origin of conflict minerals contained in our products, including sources of conflict minerals that are supplied to our direct suppliers by their upstream suppliers.
Our targeted suppliers, for the 2021 Reporting Period represented approximately 70% of our total direct spend with suppliers (including original equipment manufacturers supplying to us through distributors) (our “Total Direct Spend”). This targeted group was informed of the SEC Conflict Minerals Rules and L3Harris’ conflict minerals requirements and requested to complete a CMRT (version 6.1) to ascertain from a supplier the presence, if any, and source, origin and processing facility of conflict minerals in the products, materials and supplies that supplier provides to us, as well as to obtain other information regarding the supply chain for those conflict minerals, that supplier’s conflict minerals program and the reliability of the information provided by that supplier. Multiple follow-up actions were taken with non-responsive suppliers and those submitting surveys that were incomplete or contained inconsistent information.
As part of that survey process, we sought to identify those smelters from “red flag” locations of mineral origin and transit that are in our supply chain. Because there are multiple tiers in the supply chain between us and the smelters, we anticipate this identification process will continue to be ongoing. The purpose of seeking to identify these smelters was to obtain the following information: (i) the identification of all countries of origin for conflict minerals and (ii) the transport and transit of conflict minerals in the supply chain of each smelter.

Step 3: Implement strategies to respond to conflict minerals risks identified
In the third step in our due diligence process, we implemented strategies to respond to conflict minerals risks we may identify.
In the event a completed supplier survey indicated that the origin of necessary conflict minerals in the products, materials or supplies provided to L3Harris by the applicable supplier was from a covered country, L3Harris performed further due diligence measures. More specifically, we engaged in further investigation and subsequent communications with the applicable suppliers regarding the source and chain of custody of the necessary conflict minerals in the products, materials or supplies provided to us by the applicable supplier. For example, we investigated further as to the smelters/refiners that the applicable supplier indicated it used. We confirmed in each case that the applicable smelters/refiners were participants in the RMI Responsible Minerals Assurance Process and listed as conformant with its assessment protocols (“RMAP Conformant”).
If applicable, we review identified risks and develop responses giving consideration to existing terms with the applicable supplier, the requirements of our customers and other business factors. That response may include: (a) continuing to source from the applicable supplier; (b) continuing to source from the applicable supplier during a period of risk mitigation efforts; (c) temporarily suspending trade with the applicable supplier while pursuing ongoing measurable risk mitigation; or (d) disengaging with the applicable supplier.
Step 4: Utilize independent third-party audits of the due diligence practices of conflict minerals smelters and refiners
We continue to maintain our membership in the RMI. As outlined in the OECD Guidance, the internationally recognized standard on which our due diligence process is based, we support an industry initiative that audits smelters’ and refiners’ due diligence activities. That industry initiative is the RMI Responsible Minerals Assurance Process. The data on which we relied for certain statements in this CMR was obtained through our membership in the RMI.
In addition, through our membership in the Aerospace Industry Association (“AIA”) and participation in the AIA Conflict Minerals Working Group, we continue to support outreach efforts to smelters and will continue to support on-going efforts to reduce risk in our supply chain.

Step 5: Report annually on our conflict minerals supply chain due diligence activities
In the fifth step in our due diligence process, we report annually on our conflict minerals supply chain due diligence activities, which we do through our Internet website (https://ww.L3Harris.com/company/environmental-social-and-governance) and through our filings with the U.S. Securities and Exchange Commission on Form SD and any associated CMR.
Due Diligence Results
We received completed surveys and reviewed each survey for completeness and content relative to the necessary information we requested. A summary of the information follows:
•Suppliers responding that the products, materials and supplies provided to L3Harris did not contain any conflict minerals represented 15% of the total responses.
•Suppliers responding that any conflict minerals in the products, materials and supplies provided to L3Harris did not originate in covered countries represented 10% of the total responses.
•Suppliers responding that the source of any conflict minerals in the products, materials and supplies provided to L3Harris was uncertain or unknown represented 40% of the total responses.
•Suppliers responding that any conflict minerals in the products, materials and supplies provided to L3Harris were believed to have originated from the covered countries represented 35% of the total responses.
Based on the results of our due diligence procedures described above, it is clear from our RCOI and due diligence for the 2021 Reporting Period that a large portion of our supply chain continues not to know the source of necessary conflict minerals in the products, materials or supplies provided to us by the applicable supplier; or continues not to be able to identify the smelter of the conflict minerals in the specific products, materials or supplies provided to us by the applicable supplier.
Based on the limitations noted above regarding the information provided to us in the completed supplier surveys, we do not know either the facilities used to process, or the country or specific mine or location of origin of, the necessary conflict minerals in our products for the 2021 Reporting Period.
As described above, where completed supplier surveys indicated a supplier’s conflict minerals originated in covered countries or identified mines in covered countries for the 2021 Reporting Period, we generally confirmed that smelters that indicated that they sourced from this region were RMAP Conformant smelters and that the identified mines were supplying smelters confirmed as RMAP Conformant smelters.

Continuous Efforts to Mitigate Risk
We have taken or intend to take steps after December 31, 2021 to continue to mitigate the risk that our necessary conflict minerals directly or indirectly finance or benefit armed groups in covered countries. We also intend to continue our progress in reaching back through the tiers of suppliers in our supply chain as part of our continued effort to identify the smelters upstream from the suppliers in our supply chain. We intend to continue to communicate to our suppliers regarding our expectations regarding responsible supply chains for conflict minerals coming from conflict-affected and high-risk areas and our potential actions (i.e., consequences to suppliers) in response to identified conflict minerals risks in our supply chain. We also intend to continue our membership and participation in industry associations such as the AIA Conflict Minerals Working Group and the RMI, through which we support efforts to improve the assessment of supplier and smelter due diligence in the supply chain of conflict minerals from conflict-affected and high-risk areas. For example, we have been involved in the AIA’s efforts to encourage certain smelters and gold refiners that supply conflict minerals that may be used in products manufactured by the U.S. aerospace and defense industry to conduct due diligence in accordance with the OECD Guidance and become validated as a conflict-free smelter or refiner.